FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2003
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Commission File Number 0-29382
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                          Minefinders Corporation Ltd.
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F       Form 40-F   X
                                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X --- If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
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                             N E W S   R E L E A S E
                                                                    July 2, 2003


Seasoned Mining Engineer Hired as General Manager of Project Development

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the addition of Keith A. Jones, P.Eng. to the Company's team of professionals, working to bring the Dolores gold and silver deposit to a bankable feasibility and production decision.

Keith is a highly regarded professional engineer with more than 18 years of experience in all aspects of mining and process operations. "His strong background in engineering, budgeting, operations and management of a large open pit mine with concurrent underground workings, including both heap leach and milling of gold and silver ore is exactly the experience the Company has been looking for" states Mr. Bailey. His most recent position was that of general manager for the McCoy/Cove Mine, located in Nevada, which produced 3.25 million ounces of gold and 110 million ounces silver over the life of the mine. The McCoy/Cove mine was a combination mill and heap leach operation of similar scale to what is anticipated for Minefinders Dolores deposit.

Keith will be  instrumental  in helping the Company to optimize the Dolores mine
plan  and  processing  method,   working  closely  with  the  Company's  outside
engineering and metallurgical consulting firms.

Minefinders is a precious metals exploration company with its Dolores project, an advanced gold-silver deposit, currently in the bankable feasibility phase of development. The Company continues with active exploration drill programs on the Dolores property and on other promising mineral prospects in Sonora, Mexico. The Company is well funded, with more than $21 million in treasury, to carry out its exploration and development programs.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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Safe Harbor Statement under the United States Private Securities  Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Minefinders Corporation Ltd.
                                               ---------------------------------
                                               (Registrant)

Date July  7, 2003                    By:      /S/"Paul C. MacNeill"
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                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director